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                                  EXHIBIT 99.32


Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes, Inc. Launches Compact 4-Line Array Schottky Bus Terminator for High-Speed Data Systems QSBT40 offers significant space, reliability and cost advantages over monolithic arrays

Westlake Village, California -- August 7, 2001 -- Diodes Incorporated, (Nasdaq:
DIOD) a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive industries, today announced the launch of a new quad data line Schottky bus terminator.

The QSBT40 is an innovative high-density array designed to protect the sensitive in/out ports of Time To Live (TTL) and Complementary Metal-Oxide Semiconductor
(CMOS) integrated circuits from over voltages caused by induced electrical transients in accordance with IEC 1000-4-2/4/5. End applications standing to gain from improved protection include LAN/WAN equipment, set-top boxes, Ethernet connections and T1 Line cards.

The QSBT40 is also designed to provide bus termination with low capacitance for high-speed parallel data systems such as hard disk drives, DAT drives, disc arrays and network peripherals. The low capacitance device appears virtually transparent to the data signal, but is capable of effectively dissipating an over or under voltage to the VCC or ground rail during a voltage transient or a pulse reflection.

This SOT363 device is based on Diodes' unique Application Specific Multi-Chip Circuit ASMCC high-density implementation. A total of four data line terminators are mounted in one SOT363 surface mount package, with eight separate diodes arranged in four series-connected pairs. This compact 4-line array approach allows for a more effective and efficient layout distribution compared to traditional multi-line monolithic arrays. In addition, the packaging offers as much as a 10:1 board space reduction ratio compared to other discrete Schottky diodes, with a corresponding reduction in component placement costs.

C.H. Chen, CEO of Diodes Incorporated, said, "This new device signifies an exciting new phase in our continuing drive to position Diodes Incorporated as a technology leader for discrete devices. We continue to apply our high-density array packaging technology to deliver tangible performance, size and cost benefits to our customers. Initial customer reception in the area of high-speed data systems is very strong. We are determined to push the envelope in discrete design technology and introduce higher margin, must-have product lines and extend Diodes' competitive edge."

Pricing and Availability

Samples of the QSBT40 are available now in a 6-pin SOT-363 package, through Diodes' network of worldwide representatives and distributors. Lead-times on production quantities are stock to 4 weeks. The device is priced at $0.50 in 10,000 piece quantities, in standard tape and reel packaging.


About Diodes Incorporated

Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 & ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's newly acquired 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.



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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes Incorporated

CONTACT: Crocker Coulson, Partner, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

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